# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crescent Capital BDC, Inc., CIK 0001633336
CUSIP: 225655109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 2000, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 07/10/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-15-028598
Filed by CIK 0001649045

## Reporting persons
- UFCW-Northern California Employers Joint Pension Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 784,356.4; shared voting power 0; sole dispositive power 784,356.4; shared dispositive power 0; aggregate amount beneficially owned 784,356.4 (2.12% of the class)

## Item 1. Issuer
Name of issuer: Crescent Capital BDC, Inc.
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 2000, Los Angeles, California, 90025

## Item 2. Person Filing
Name of person filing: UFCW-Northern California Employers Joint Pension Plan
Address of principal business office or, if none, residence: 1000 Burnett Ave, Suite 200, Concord, CA 94520
Citizenship: California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
784,356.40 shares
The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 37,061,547 shares of Common Stock of the Issuer outstanding as of May 27, 2025, as disclosed in the Form N-2/A of the Issuer filed with the Securities and Exchange Commission on July 14, 2025.

The percentage of shares of Common Stock beneficially owned by the Reporting Person and the number of shares of Common Stock beneficially owned by the Reporting Person and over which the Reporting Person has voting control and the power to dispose or direct the disposition of are calculated as of August 19, 2025, the date of filing this Schedule 13G/A. The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on July 10, 2025.
Percent of class: 2.12%
Sole power to vote or to direct the vote: 784,356.40 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 784,356.40 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- UFCW-Northern California Employers Joint Pension Plan: /s/ Rick A. Silva, Rick A. Silva, Executive Director & Plan Administrator on behalf of the UFCW Northern California Employers Joint Pension Plan (08/19/2025)